SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                        to
                              -----------------------     ----------------------

Commission file number   1-8962
                      ---------

                        The Savings Plan for Employees of
                         Pinnacle West Capital Corporation



                       Pinnacle West Capital Corporation
                                (Name of issuer)



                               400 East Van Buren
                                 P.O. Box 52132
                          Phoenix, Arizona 85072-2132
                (Address of issuer's principal executive office)




- --------------------------------------------------------------------------------



INDEPENDENT AUDITORS' REPORT



Pinnacle West Capital Corporation:

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1994 and 1993, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 26, 1995


THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- --------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL
COMBINING INFORMATION
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                         SUPPLEMENTAL COMBINING INFORMATION
                                                ------------------------------------------------------------------------------------
                                                PINNACLE WEST                   FIXED      AGGRESSIVE     BALANCED       PARTICIPANT
                                     COMBINED    STOCK FUND    INDEX FUND    INCOME FUND   EQUITY FUND      FUND         NOTES FUND
                                     --------    ----------    ----------    -----------   -----------      ----         ----------


ASSETS:
  Investments at fair value (cost,
    Pinnacle West Stock Fund,
    $71,368,427;
    Index Fund, $24,064,088;
    Fixed Income Fund, $59,721,860;
    Aggressive Equity Fund,
    $5,918,521;
    Balanced Fund, $3,130,806;
    Participant Notes
    Fund, $13,109,122)             $190,819,638   $77,644,238   $31,358,648   $59,721,860   $ 5,947,680    $3,038,090   $13,109,122
  Temporary investments (at cost
    which approximates fair value)    5,413,499     1,152,230                   4,261,269
  Contributions receivable            1,020,717       428,944       183,302       296,546        72,990        38,935
  Interest receivable                   309,490         8,053                     301,437
                                   ------------   -----------   -----------   -----------   -----------    ----------   -----------
        Total assets                197,563,344    79,233,465    31,541,950    64,581,112     6,020,670     3,077,025    13,109,122
                                   ------------   -----------   -----------   -----------   -----------    ----------   -----------

LIABILITIES:
  Interfund transfers
    and other liabilities                 5,037       (16,422)      (39,374)      252,771      (346,364)       (9,883)      164,309
                                   ------------   -----------   -----------   -----------   -----------    ----------   -----------

       NET ASSETS AVAILABLE
         FOR BENEFITS              $197,558,307   $79,249,887   $31,581,324   $64,328,341    $6,367,034    $3,086,908   $12,944,813
                                   ============   ===========   ===========   ===========   ===========    ==========   ===========



See notes to combined financial statements.



THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- --------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH
SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1993
- --------------------------------------------------------------------------------


                                                                             SUPPLEMENTAL COMBINING INFORMATION
                                                                 -------------------------------------------------------

                                                                 PINNACLE WEST                                  FIXED
                                             COMBINED              STOCK FUND           INDEX FUND           INCOME FUND
                                             -------               ----------           ----------           -----------

ASSETS:
  Investments at fair value (cost,
    Pinnacle West Stock Fund,
    $67,481,052;
    Index Fund, $25,124,773;
    Fixed Income Fund,  $56,413,890)        $173,491,939          $83,081,488           $ 33,996,561          $56,413,890
  Temporary investments (at cost
    which approximates fair value)             9,053,863              405,345                                   8,648,518
  Contributions receivable                     2,045,622              956,106                452,650              636,866
  Interest receivable                            333,111                1,391                                     331,720
                                            ------------          -----------           ------------          -----------
       Total assets                          184,924,535           84,444,330             34,449,211           66,030,994
                                            ------------          -----------           ------------          -----------

LIABILITIES:
   Interfund transfers and
     other liabilities                           405,000              285,466               (112,430)             231,964
                                            ------------          -----------           ------------          -----------

       NET ASSETS AVAILABLE
         FOR BENEFITS                       $184,519,535          $84,158,864           $ 34,561,641          $65,799,030
                                            ============          ===========           ============          ===========


See notes to combined financial statements.




THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- --------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                       SUPPLEMENTAL COMBINING INFORMATION
                                             --------------------------------------------------------------------------------------

                                             PINNACLE WEST                    FIXED        AGGRESSIVE      BALANCED     PARTICIPANT
                              COMBINED       STOCK FUND       INDEX FUND    INCOME FUND    EQUITY FUND       FUND        NOTES FUND
                              --------       ----------       ----------    -----------    -----------       ----        ----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income
   (Note 1):
     Dividends                 $3,381,906    $ 3,080,527                                  $   248,031    $   53,348
     Interest income            4,099,965         62,785                    $ 3,513,769                                 $   523,411
     Realized gain (loss)
      on sale of investments    2,579,519        693,572     $ 1,885,449                        4,540        (4,042)
     Unrealized appreciation
      (depreciation) of
      investments (Note 4)    (10,965,410)    (9,324,625)     (1,577,228)                      29,159       (92,716)
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------
         Total investment
           income (loss)         (904,020)    (5,487,741)        308,221      3,513,769       281,730       (43,410)        523,411
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------

  Contributions (Note 2):
    Employers                   6,552,535      6,552,535
    Participants               19,076,462      4,562,379       5,002,389      7,664,070     1,130,011       717,613
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------
         Total contributions   25,628,997     11,114,914       5,002,389      7,664,070     1,130,011       717,613
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------
           Total additions     24,724,977      5,627,173       5,310,610     11,177,839     1,411,741       674,203         523,411
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments             11,620,088      4,787,183       1,690,764      4,816,488        64,788        70,317         190,548
  Administrative expenses          66,117          5,216           2,783         57,439                         679
  Interfund transfers                          5,743,751       6,597,380      7,774,601    (5,020,081)   (2,483,701)    (12,611,950)
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------
         Total deductions      11,686,205     10,536,150       8,290,927     12,648,528    (4,955,293)   (2,412,705)    (12,421,402)
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------
         Net increase
          (decrease)           13,038,772     (4,908,977)     (2,980,317)    (1,470,689)    6,367,034     3,086,908      12,944,813

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year           184,519,535     84,158,864      34,561,641     65,799,030
                             ------------    -----------     -----------    -----------    ----------    ----------     -----------
  End of year                $197,558,307    $79,249,887     $31,581,324    $64,328,341    $6,367,034    $3,086,908     $12,944,813
                             ============    ===========     ===========    ===========    ==========    ==========     ===========


See notes to combined financial statements.


THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- --------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1993
- --------------------------------------------------------------------------------

                                                                              SUPPLEMENTAL COMBINING INFORMATION
                                                                    ---------------------------------------------------------

                                                                    PINNACLE WEST                             FIXED
                                                   COMBINED          STOCK FUND         INDEX FUND         INCOME FUND
                                                   --------          ----------         ----------         -----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                                    $    737,115      $   737,115
    Interest income                                 3,555,606           16,649                           $ 3,538,957
    Realized gain
        on sale of investments                      1,364,029          966,319        $   397,710
    Unrealized appreciation
      of investments (Note 4)                       9,200,720        6,756,211          2,444,509
                                                 ------------      -----------        -----------        -----------
      Total investment income                      14,857,470        8,476,294          2,842,219          3,538,957
                                                 ------------      -----------        -----------        -----------

  Contributions (Note 2):
    Employers                                       6,224,933        6,224,933
    Participants                                   17,985,573        5,453,864          5,159,788          7,371,921
                                                 ------------      -----------        -----------        -----------
      Total contributions                          24,210,506       11,678,797          5,159,788          7,371,921
                                                 ------------      -----------        -----------        -----------
        Total additions                            39,067,976       20,155,091          8,002,007         10,910,878
                                                 ------------      -----------        -----------        -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                                  7,466,844        4,446,946            842,597          2,177,301
  Interfund transfers                                                7,121,035           (512,590)        (6,608,445)
                                                 ------------      -----------        -----------        -----------
      Total deductions                              7,466,844       11,567,981            330,007         (4,431,144)
                                                 ------------      -----------        -----------        -----------
      Net increase                                 31,601,132        8,587,110          7,672,000         15,342,022

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                               152,918,403       75,571,754         26,889,641         50,457,008
                                                 ------------      -----------        -----------        -----------
  End of year                                    $184,519,535      $84,158,864        $34,561,641        $65,799,030
                                                 ============      ===========        ===========        ===========



See notes to combined financial statements.



THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- -------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1992
- --------------------------------------------------------------------------------


                                                                                    SUPPLEMENTAL COMBINING INFORMATION
                                                                     -----------------------------------------------------------

                                                                     PINNACLE WEST                                   FIXED
                                              COMBINED                STOCK FUND             INDEX FUND           INCOME FUND
                                              --------                ----------             ----------           -----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income (Note 1):
     Interest income                        $  3,440,006            $    12,381             $         5           $ 3,427,620
     Realized gain
       on sale of investments                    476,673                  2,595                 474,078
     Unrealized appreciation
       of investments (Note 4)                11,876,679             10,471,653               1,405,026
                                            ------------            -----------             -----------           -----------
           Total investment income            15,793,358             10,486,629               1,879,109             3,427,620
                                            ------------            -----------             -----------           -----------

  Contributions (Note 2):
     Employers                                 5,166,994              5,166,994
     Participants                             15,859,134              4,612,962               4,519,623             6,726,549
                                            ------------            -----------             -----------           -----------
           Total contributions                21,026,128              9,779,956               4,519,623             6,726,549
                                            ------------            -----------             -----------           -----------
              Total additions                 36,819,486             20,266,585               6,398,732            10,154,169
                                            ------------            -----------             -----------           -----------

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Benefit payments                            6,519,586              3,626,662                 764,194             2,128,730
   Interfund transfers                                                 (215,026)                771,376              (556,350)
                                            ------------            -----------             -----------           -----------
           Total deductions                    6,519,586              3,411,636               1,535,570             1,572,380
                                            ------------            -----------             -----------           -----------
           Net increase                       30,299,900             16,854,949               4,863,162             8,581,789

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                         122,618,503             58,716,805              22,026,479            41,875,219
                                            ------------            -----------             -----------           -----------
   End of year                              $152,918,403            $75,571,754             $26,889,641           $50,457,008
                                            ============            ===========             ===========           ===========

See notes to combined financial statements.


                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                        OF ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Method of Accounting - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company (the "APS Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of common stock of Arizona Public Service Company ("APS") are owned by Pinnacle West Capital Corporation ("Pinnacle West"). Certain prior year balances have been reclassified to conform to the current year presentation.

        Investments - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans consist of the Pinnacle West Stock Fund, the Index Fund, the Fixed Income Fund, the Aggressive Equity Fund, and the Balanced Fund. The Aggressive Equity Fund and the Balanced Fund were added effective April 4, 1994.

        The Pinnacle West Stock Fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market. The Index Fund (consisting of common stocks maintained by the Trustee (defined below) as part of a commingled fund) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The Fixed Income Fund (consisting primarily of several guaranteed interest contracts with varying rates of interest and varying maturities, with a weighted net rate at December 31, 1994, 1993, and 1992 of 5.94%, 6.65%, and 8.00%, respectively)
     is stated at cost which approximates fair value. The Aggressive Equity Fund (consisting primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The Balanced Fund (consisting of common and preferred stocks and bonds managed by Fidelity Investments as part of the Fidelity Balanced
     Fund) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The cost of investments sold is determined using average costs.

        Payment of Benefits - Benefits are recorded when paid.

2.      DESCRIPTION OF THE PLANS

        General - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company (the "Trustee") is the Trustee for the Plans under a master trust agreement.

        Eligibility - All employees of APS and Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan, and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

        Contributions - Participants may direct their respective Company to contribute any whole percentage from 1% to 10% of the participants' pre-tax base pay from their respective Company as their tax deferred contribution to the Plans. The maximum allowable base pay ($150,000 in 1994) and tax deferred contribution ($9,240 in 1994) are linked to the cost of living index and could change on an annual basis. In addition to or in lieu of making tax deferred contributions to the Plans, participants may elect to make contributions of up to 10% of their after-tax base pay as a voluntary contribution, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay.

        Prior to March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, the Companies contributed to the account of each participant in the Plans' matching feature a minimum amount equal to 30% of such participant's contribution of up to 6% of the participant's pre-tax base pay (defined here as the participant's "required contribution"). Employer contributions were increased (i) by an additional one percent for each one percent increase in Pinnacle West consolidated net income from continuing operations over the prior year and (ii) by an additional amount determined at the sole discretion of each Company's Board of Directors, up to a total Employer contribution of not more than 50% of participant required contributions. Effective March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, Employer contributions will be fixed at 50% of the first 6 percent of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

        The Plans allow rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

        Investment Programs - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Balanced Fund, or Aggressive Equity Fund. The Balanced Fund and the Aggressive Equity Fund were available for participant contributions effective April 4, 1994. All Employer contributions are invested in the Pinnacle West Stock Fund.

        Loan Feature - A loan feature was added April 4, 1994. Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions accounts.

        The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from one to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

        The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is the State Street Bank and Trust Company's prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued in 1994 ranged from 7.75% to 9.50%.

        Loan issues are treated as transfers from the participant's investment funds on a pro-rata basis to the Participant Notes Fund. Loan repayments are treated as transfers from the Participant Notes Fund to the participant's investment funds, based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions.

        Vesting - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of plan participation, beginning with the first plan year of Employee participation.

        Withdrawals and Distributions - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive an immediate distribution of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

        Forfeitures - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred (and, in the case of the APS Plans, only if the participant, upon reemployment, repays in full the amount previously distributed from the APS Plans), the forfeited Employer contributions will be restored to the participant's Employer contribution account. Forfeitures are used to reduce future Employer contributions to the Plans.

        Termination of the Plans - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

        Change to Daily Valuation - In 1994, the Plans changed to a daily valuation of all accounts. As a result of this change, the participant accounting in the Pinnacle West Stock Fund was changed to unit accounting from share accounting.

3.      INCOME TAX STATUS

        The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on their own pre-tax contributions (see Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.


4.      UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

        Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1994 were as follows:

                                                     Unrealized Appreciation (Depreciation)

                                                                   Beginning of Year     End of Year             Change
                                                                  ------------------   ---------------     --------------
          1994
          ----
       Pinnacle West Stock Fund                                   $15,600,436          $ 6,275,811          $ (9,324,625)
       Index Fund                                                   8,871,788            7,294,560            (1,577,228)
       Aggressive Equity Fund                                            -0-                29,159                29,159
       Balanced Fund                                                     -0-               (92,716)              (92,716)
                                                                  -----------         ------------          ------------
            Total                                                 $24,472,224          $13,506,814          $(10,965,410)
                                                                  ===========         ============          ============

          1993
          ----
       Pinnacle West Stock Fund                                   $ 8,844,225          $15,600,436          $  6,756,211
       Index Fund                                                   6,427,279            8,871,788             2,444,509
                                                                  -----------          -----------          ------------
            Total                                                 $15,271,504          $24,472,224          $  9,200,720
                                                                  ===========          ===========          ============

          1992
          ----
       Pinnacle West Stock Fund                                   $(1,627,428)         $ 8,844,225          $ 10,471,653
       Index Fund                                                   5,022,253            6,427,279             1,405,026
                                                                  -----------          -----------          ------------
            Total                                                 $ 3,394,825          $15,271,504          $ 11,876,679
                                                                  ===========          ===========          ============



5.      BENEFITS PAYABLE

        As of December  31, 1994 and 1993,  net assets  available  for  benefits
     included   benefits  of  $71,363  and   $205,189,   respectively,   due  to
     participants who have withdrawn from participation in the Plans.

6.      PARTICIPATING EMPLOYEES

        As of December 31, 1994 and 1993, the aggregate number of employees participating in the Plans was 5,411 and 5,715, respectively.

7.      NET ASSET VALUE PER UNIT

        Prior to April 1, 1994, individual participant account investments in the Pinnacle West Stock Fund were maintained on a share value basis, while the individual participant account investments in the Index Fund and Fixed Income Fund were maintained on a unit value basis. Effective April 1, 1994, individual participant account investments in the Pinnacle West Stock Fund were changed to a unit value basis. In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Pinnacle West Stock, Index, Fixed Income, Aggressive Equity, and Balanced Funds. The number of units and related net asset value per unit at December 31 are:

                                       Net Asset Value
                                            Per Unit            Number of Units
                                    ---------------------      ----------------
          1994
          ----
       Pinnacle West Stock Fund           $   9.810354             8,078,188
       Index Fund                             9.025973             3,498,938
       Fixed Income Fund                      4.415146            14,569,924
       Aggressive Equity Fund                42.388872               150,205
       Balanced Fund                         49.008514                62,987

          1993
          ----
       Index Fund                         $   8.894559             3,885,706
       Fixed Income Fund                      4.181903            15,734,232



8.      RELATED PARTY TRANSACTIONS

        Costs of Administration - Substantially all costs of administration of the Plans have been paid by the Companies except for loan administration fees.

        Pinnacle West Stock Fund - The Plans held 3,931,354, 3,713,139, and 3,667,407 shares of Pinnacle West common stock in the Pinnacle West Stock Fund at December 31, 1994, 1993, and 1992, respectively. Employer cash contributions were $6,442,535, $6,224,933, and $5,166,994 in 1994, 1993, and 1992, respectively. The Plans made investments in Pinnacle West common stock of $10,533,406, $4,992,235, and $6,929,118 in 1994, 1993, and 1992,
     respectively, and had sales of $7,339,602, $4,356,695, and $439,522, with an aggregate cost of $6,646,030, $3,390,376, and $436,927 in 1994, 1993, and 1992, respectively.

        Index Fund - The Plans made investments in the Trustee's Index Fund of $5,251,808, $6,331,838, and $4,999,555 in 1994, 1993, and 1992,
     respectively, and had sales of $8,197,947,  $1,603,493, and $2,263,445 with an aggregate cost of $6,312,498,  $1,205,783, and $1,789,367 in 1994, 1993,
     and 1992, respectively.

        Temporary Investments - The Plans made investments in temporary investment funds managed by the Trustee of $44,448,076, $40,690,552, and $27,465,000 in 1994, 1993, and 1992, respectively, and had sales with proceeds of $48,088,440, $36,519,689, and $26,444,000 during those same periods. The temporary investments are bought and sold at par.








Exhibits Filed.
- ---------------

Exhibit No.       Description
- -----------       -----------


   23.1           Independent Auditors'
                  Consent




                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Pinnacle West Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   THE SAVINGS PLAN FOR EMPLOYEES OF
                                   PINNACLE WEST CAPITAL CORPORATION
                                          (Name of Plan)





Date:    June 29, 1995            By     /s/ Arlyn J. Larson
                                      ------------------------------------
                                             Arlyn J. Larson
                                             Vice President and
                                             Member of the Administrative
                                             Committee of the Pinnacle
                                             West Plan